EZJR, Inc.

A Nevada Corporation

_________________________________________________________________________________

P. O. Box 1449, Duluth GA 30096 Telephone: 678-866-3414

April 25, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Mark A. Rakip

Staff Accountant

Re: EZJR, Inc.

Item 4.02 Form 8-K

Filed April 16, 2013

File No. 0-53810

Dear Mr. Rakip:

On behalf of EZJR, Inc. (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated April 17, 2013 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K originally filed on April 16, 2013.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Registration Statement (the “Amendment”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

Item 4.02 Form 8-K filed April 16, 2013

1.      Please amend your filing to address the following:

a.                   Disclose when you concluded that your financial statements should no longer be relied on pursuant to Item 4.02(a) of Form 8-K or disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review pursuant to Item 4.02(b) of Form 8-K;

Response: We respectfully note the Staff’s comment. We concluded our financial statements on Form 10-Q should no longer be relied upon for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 due to errors in those financial statements. This conclusion was reached while preparing and upon completion of our year-end audit for December 31, 2012. The initial decision when everyone was notified that the disclosure should be made, took place at our corporate attorney’s office, on April 15, 2013, when our contract accountant recommended to management, our independent accountant and corporate counsel the selected financial statements should no longer be relied upon. Based on information presented, everyone agreed that our financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 should no longer be relied upon, and the Company should disclose this information is an appropriate Form 8-K filing. The decision to restate our interim financials, was initiated by the Company.

b.                  Describe the error(s) that caused you, or your accountants to advise you, to place non-reliance on your previously issued financial statements, and quantify the impact of such error(s);

Response: In our amended Form 8-K, we have added almost five pages entitled, “Description of Accounting Errors” which details the errors and reinstatement adjustments.

c.                   Describe the information provided by your independent accountant, if any; and

Response: As stated above, in response to comment 1(a), it was our contract accountant who came to the conclusion to reinstate these reporting errors. This was subsequently reported to our independent accountant. As added background, on December 4, 2012, we engaged De Joya Griffith, LLC as our new independent auditor. At that time, we also hired a new contract accountant to help us prepare our financials. The new accountants, when preparing our year-end financials, prepared an audit for last two (2) years. It was during this intensive two-year audit that we uncovered the accounting errors.

d.                  State whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

Response: As stated above in response to comments 1(a) and 1(c) we made our independent accountant aware of the matters disclosed in the filing. A copy of our Current Report was given to our independent auditor prior to filing on EDGAR.

2.                     Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b), if applicable, and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form 8-K to file this letter, if applicable, as an exhibit no later than two business days after you receive such letter.

Response: The Company has filed a Form 8-K/A to include a letter from the Company’s independent registered public accountant as requested by the Staff and Item 601 of Regulation S-K.

3.                     We note that you intend to file restated financial statements. Please tell us how, and when, you will file such amended financial statements.

Response: Management is currently directing all of its accounting resources to complete its Form 10-Q for the period ending March 31, 2013. When this Form 10-Q is filed, we will amend the previously filed Form 10-Q’s for March 31, 2012, June 30, 2012 and September 30, 2012.

4.                     Please tell us how you determined the currently unidentified errors in your previously filed interim reports on Forms 10-Q did not affect, and are in no way reflected in your operating or financial results for the year ended December 31, 2012. Provide to us information supporting the basis for your conclusion.

Response: As stated above, in response to comment 1(c), on December 4, 2012, we engaged De Joya Griffith, LLC as our new independent auditor. We also hired a new contract accountant. It was our new contract accountant who discovered the interim accounting errors for the quarters ending March 31, 2012, June 30, 2012 and September 30, 2012 when preparing our year-end financials. Based on the fact, that we just completed an extensive audit for the past two years, we are confident our year-end financials are correct.

The Company acknowledges that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EZJR, Inc.
By: /s/ Adam Alred
Adam Alred CEO & Director